

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated February 24, 2025, relating to the financial statements and financial highlights of Volumetric Fund, Inc., which are included in Form N-CSR for the year ended December 31, 2024, and to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Investment Advisory and Other Services" and "Financial Statements" in the Statement of Additional Information.

Cohen & Company, Ltd.

COHEN & COMPANY, LTD.
Philadelphia, Pennsylvania
April 22, 2025